UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

BLUE SQUARE – ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha'ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. By: /s/ Elli Levinson Sela —————————————— Elli Levinson Sela, Adv. General Counsel & Corporate Secretary

Dated: October 31, 2007

Contact:
Blue Square-Israel Ltd. Elli Levinson-Sela General Counsel & Corporate Secretary Telephone: 972-3-9282670 Fax: 972-3-9282498 Email: ellils@bsi.co.il

BLUE SQUARE ANNOUNCES COMPLETION OF AQUISITION BY ITS SUBSIDIARY OF THE CONTROL OF NAAMAN PORCELAIN LTD., A COMPANY TRADED IN THE TEL AVIV STOCK EXCHANGE

ROSH HAAYIN, Israel, October 31, 2007 – Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: “Blue Square”) announced today that further to its announcements, dated July 19, 2007 and August 2, 2007, regarding the signing by its subsidiary (60%) Hamachsan Hamerkazi Kfar Hashaashuim Ltd. (which recently changed its name to Bee Group Retail Ltd.) (hereinafter: the “Subsidiary”), of an agreement to acquire the controlling interest of Naaman Porcelain Ltd. (hereinafter: “Naaman”), the parties have received the required approvals for the acquisition and the transaction has been completed. Following the completion of the transaction the Subsidiary now owns 51.5% of the outstanding shares of Naaman on a fully diluted basis.

Blue Square’s CEO, Mr. Kalimi, commented after the completion of the transaction: “We are continuing our expansion into the Non-Food sector with full force. We have seen throughout the world that Non-Food sector branded chains are taking market share at the expense of privately-owned enterprises. We are proud to lead these changes in the Non-Food sector in Israel as well. Following the successful closure of the Naaman agreement, Bee Group Retail Ltd. holds (partially through franchisees) 234 retail outlets branches, with activities in the toy, houseware, gift, baby, and textile sectors, advancing our non-food activities into the next level”.

Blue Square-Israel Ltd. is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 182 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of Blue Square, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of Blue Square’s accounting policies, as well as certain other risks and uncertainties which are detailed in Blue Square’s filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2006.